                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               Movie Gallery, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    624581104
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                Steven R. London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200
                                 --------------

                                 April 26, 2006
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  624581104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Schultze Master Fund, Ltd.
           98-0425156
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                         (b) (X)

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5   [ ]    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
                                          0
            NUMBER OF              ---------------------------------------------
             SHARES                8      SHARED VOTING POWER
          BENEFICIALLY                    2,604,992
            OWNED BY               ---------------------------------------------
              EACH                 9      SOLE DISPOSITIVE POWER
            REPORTING                     0
             PERSON                ---------------------------------------------
              WITH                 10     SHARED DISPOSITIVE POWER
                                          2,604,992
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,604,992

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.1%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------

CUSIP No. 624581104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Schultze Asset Management, LLC
           22-3563247
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                         (b) (X)

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5   [ ]    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
                                          0
            NUMBER OF              ---------------------------------------------
             SHARES                8      SHARED VOTING POWER
          BENEFICIALLY                    2,768,314
            OWNED BY               ---------------------------------------------
              EACH                 9      SOLE DISPOSITIVE POWER
            REPORTING                     0
             PERSON                ---------------------------------------------
              WITH                 10     SHARED DISPOSITIVE POWER
                                          2,768,314

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,768,314

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.6%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

             IA
--------------------------------------------------------------------------------

CUSIP No.  624581104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George J. Schultze
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                         (b) (X)

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5   [ ]    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
                                          0
            NUMBER OF              ---------------------------------------------
             SHARES                8      SHARED VOTING POWER
          BENEFICIALLY                    2,768,314
            OWNED BY               ---------------------------------------------
              EACH                 9      SOLE DISPOSITIVE POWER
            REPORTING                     0
             PERSON                ---------------------------------------------
              WITH                 10     SHARED DISPOSITIVE POWER
                                          2,768,314
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,768,314
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.6%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed for the sole purpose of correcting an error in the identity of a director of Schultze Master Fund, Ltd. The directors of Schultze Master Fund, Ltd. are as follows: George J. Schultze, Angelo G. M. Tyrol and Amicorp Management, Ltd. Pieter Cox is not a director of Schultze Master Fund, Ltd., as was previously reported on the Statement on
Schedule 13D filed with the Securities and Exchange Commission on April 26, 2006. See Item 2.

                                  SCHEDULE 13D

Company: Movie Gallery, Inc.                             CUSIP Number: 624581104

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 1 to Statement on Schedule 13D (the "Amendment No. 1") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 26, 2006 (the "Original Statement"). This Amendment No. 1 relates to the shares of common stock, par value $.001 per share, (the "Common Stock") of Movie Gallery, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 900 West Main Street, Dothan, Alabama 36301.


ITEM 2.           IDENTITY AND BACKGROUND.

         Schultze Asset Management, LLC ("SAM") is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). SAM's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. SAM acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts").

         Schultze Master Fund, Ltd., a Cayman Islands company, is one of SAM's Managed Accounts. Schultze Master Fund, Ltd.'s principal business address is c/o SS&C Fund Services, N.V., Curacao, The Netherlands, Antilles. The directors of Schultze Master Fund, Ltd. are as follows: George J. Schultze, Angelo G. M. Tyrol and Amicorp Management, Ltd. Mr. Tyrol is the Funds Director at Amicorp Curacao N.V. and a citizen of the Dutch Kingdom; Amicorp Curacao N.V.'s business address is Pareraweg 45, P.O. Box 4914, Curacao, The Netherlands, Antilles. Mr. Tyrol's business address is c/o SS&C Fund Services, N.V., Pareraweg 45, P.O. Box 4671, Curacao, The Netherlands, Antilles. Amicorp Management Ltd. is a British Virgin Islands company, with a business address of Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands.

         George J. Schultze, a citizen of the United States of America, is the Managing Member of SAM, and a director of Schultze Master Fund, Ltd. George J. Schultze exercises sole voting and investment control over SAM. George J. Schultze's business address is 3000 Westchester Avenue, Purchase, NY 10577.

         This Amendment No. 1 reports SAM's and George J. Schultze's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

                  Managed Account          Shares of Common Stock of the Company
                  ---------------          -------------------------------------
         Schultze Master Fund, Ltd.                      2,604,992

         Arrow Distressed Securities Fund                  163,322

                  TOTAL                                  2,768,314

         In addition, this Amendment No. 1 reports the direct ownership of Schultze Master Fund, Ltd. of 2,604,992 shares of Common Stock of the Company.

         During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Based on information provided to the Reporting Persons, during the past five years, neither Mr. Tyrol nor Amicorp Management, Ltd. has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All funds used to purchase or acquire a securities in the Company came directly from proceeds of investment advisory clients. Pursuant to a series of acquisitions the various manages accounts acquired shares of the Company's Common Stock, as follows:

                                                              NUMBER OF
                  MANAGED ACCOUNT                 DATE     SHARES ACQUIRED     PRICE
                  ---------------                 ----     ---------------     -----
         Arrow Distressed Securities Fund      3/30/2006          1,747      $    2.75
         Arrow Distressed Securities Fund      3/30/2006         39,452      $  2.5519
         Arrow Distressed Securities Fund      3/31/2006         36,026      $  2.9891
         Arrow Distressed Securities Fund      3/31/2006          7,798      $  2.9118
         Arrow Distressed Securities Fund       4/3/2006         23,079      $  2.9459
         Arrow Distressed Securities Fund      4/10/2006         14,740      $  2.7989
         Arrow Distressed Securities Fund      4/11/2006         12,584      $  2.6657
         Arrow Distressed Securities Fund      4/12/2006          4,299      $  2.7446

         Arrow Distressed Securities Fund      4/19/2006         17,678      $  2.8749
         Arrow Distressed Securities Fund      4/21/2006          5,919      $  2.8312

         Schultze Master Fund, Ltd.            3/30/2006         29,653      $    2.75
         Schultze Master Fund, Ltd.            3/30/2006        669,650      $  2.5519
         Schultze Master Fund, Ltd.            3/31/2006        609,853      $  2.9891
         Schultze Master Fund, Ltd.            3/31/2006        132,195      $  2.9118
         Schultze Master Fund, Ltd.             4/3/2006        352,508      $  2.9459
         Schultze Master Fund, Ltd.            4/10/2006        217,118      $  2.7989
         Schultze Master Fund, Ltd.            4/11/2006        205,462      $  2.6657
         Schultze Master Fund, Ltd.            4/12/2006         70,797      $  2.7446
         Schultze Master Fund, Ltd.            4/19/2006        220,663      $  2.8749
         Schultze Master Fund, Ltd.            4/21/2006         97,093      $  2.8312

ITEM 4.           PURPOSE OF TRANSACTION.

         SAM is an owner of the Company's Stock and an owner of some of the company's 11% Senior Notes due 2012. SAM intends to contact management and/or the board of directors of the Company to propose a number of possible shareholder value-enhancing steps. Such steps may include, but are not limited to, a shareholder rights offering to raise funds from existing shareholders. The possible shareholder rights offering may serve to raise capital from existing shareholders in an effort to reduce bank and/or bond debt so that future interest expense may be lowered and/or to raise cash for general corporate purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) SAM and George J. Schultze (through SAM) beneficially own 2,768,314 shares of Common Stock of the Company, which represents approximately 8.6% of the issued and outstanding shares of Common Stock of the Company (based upon the 32,015,439 shares of Common Stock stated to be issued and outstanding by the Company in its latest Annual Report on Form 10-K, filed with the Securities Exchange Commission on March 24, 2006).

         Schultze Master Fund, Ltd. directly owns 2,604,992 shares of Common Stock of the Company, which represents approximately 8.1% of the issued and outstanding shares of Common Stock of the Company (based upon the 32,015,439 shares of Common Stock stated to be issued and outstanding by the Company in its latest Annual Report on Form 10-K, filed with the Securities Exchange Commission on March 24, 2006).

(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between SAM and each Managed Account, SAM has the power to vote and dispose of the Common Stock owned by the Managed Accounts, except as otherwise noted herein.

         On behalf of the Managed Accounts, SAM has the shared power to vote 2,768,314 shares of Common Stock of the Company, and George J. Schultze controls SAM. SAM has the shared power to dispose of 2,768,314 shares of Common Stock of the Company.

         Schultze Masterfund, Ltd. has the shared power to vote 2,604,992 shares of Common Stock of the Company, and has the shared power to dispose of 2,604,992 shares of Common Stock of the Company.

(c) Not Applicable.

(d) The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, SAM, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as may be described in this Amendment No. 1, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I. Joint Filing Agreement by and among Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze, dated as of April 26, 2006 (previously filed with the Securities and Exchange Commission on April 26, 2006 as
                  Exhibit I to the Original Statement and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: May 2, 2006


                                     SCHULTZE MASTER FUND, LTD.


                                     By: /s/ George J. Schultze
                                         -----------------------------------
                                     Name:   George J. Schultze
                                     Title:  Director and Managing Member of
                                             Investment Manager


                                     SCHULTZE ASSET MANAGEMENT, LLC


                                     By: /s/ George J. Schultze
                                         -----------------------------------
                                     Name:   George J. Schultze
                                     Title:  Managing Member



                                     /s/ George J. Schultze
                                     ---------------------------------------
                                     George J. Schultze